Exhibit 99.1
Brookfield Infrastructure Corporation
Interim Report Q1 2023
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD INFRASTRUCTURE CORPORATION
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022 AND
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022

Brookfield Infrastructure Corporation (our “company”) owns and operates high quality, essential, long-life assets that generate stable cash flows and require relatively minimal maintenance capital expenditures. Our current operations consist of utilities businesses in South America, Europe and Australia.

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS	Notes	March 31, 2023	December 31, 2022
Assets
Cash and cash equivalents	3	$309	$445
Financial assets	3	53	57
Accounts receivable and other	3	520	499
Due from Brookfield Infrastructure	3, 13	761	566
Current assets		1,643	1,567
Property, plant and equipment	4	4,908	4,718
Intangible assets	5	2,903	2,847
Investments in associates	6	405	428
Goodwill	7	538	518
Financial assets	3	1	40
Other assets		19	17
Deferred income tax asset		43	43
Total assets		$10,460	$10,178

Liabilities and Equity
Liabilities
Accounts payable and other	3	$627	$781
Non-recourse borrowings	3, 8, 13	578	328
Financial liabilities	3, 9	60	72
Loans payable to Brookfield Infrastructure	3, 13	26	26
Exchangeable and class B shares	3, 9	3,735	3,426
Current liabilities		5,026	4,633
Non-recourse borrowings	3, 8	4,387	4,249
Other liabilities		128	119
Deferred income tax liability		1,567	1,538
Total liabilities		11,108	10,539

Equity
Brookfield Infrastructure Partners L.P.	12	(1,411)	(1,119)
Non-controlling interest		763	758
Total equity		(648)	(361)
Total liabilities and equity		$10,460	$10,178

The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.

2 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended March 31
US$ MILLIONS	Notes	2023	2022
Revenues	10	$497	$461
Direct operating costs	4, 5, 11	(147)	(134)
General and administrative expenses		(16)	(20)
		334	307
Interest expense	9, 14	(153)	(102)
Share of earnings (losses) from investments in associates	6	1	(6)
Remeasurement of exchangeable and class B shares	9	(307)	(397)
Mark-to-market and foreign currency revaluation	3	—	101
Other income		10	—
Income before income tax		(115)	(97)
Income tax expense
Current		(80)	(90)
Deferred		—	(29)
Net loss		$(195)	$(216)

Attributable to:
Brookfield Infrastructure Partners L.P.		$(301)	$(373)
Non-controlling interest		106	157
1.Earnings per share have not been presented in the financial statements, as the underlying shares do not constitute “ordinary shares” under IAS 33 Earnings per share.

The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.

Q1 2023 Interim Report 3

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the three-month period ended March 31
US$ MILLIONS	Notes	2023	2022
Net loss		$(195)	$(216)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		38	85
Cash flow hedges	3	(5)	(2)
Taxes on the above items		6	1
Share of (losses) income from investments in associates	6	(16)	12
Total other comprehensive income		23	96
Comprehensive loss		$(172)	$(120)

Attributable to:
Brookfield Infrastructure Partners L.P.		$(292)	$(343)
Non-controlling interests		120	223
The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.

4 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF EQUITY

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023 $US MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income	Brookfield Infrastructure Partners L.P.	Non-controlling interest	Total equity
Balance as at January 1, 2023	$53	$901	$(2,379)	$306	$(1,119)	$758	$(361)
Net (loss) income	—	(301)	—	—	(301)	106	(195)
Other comprehensive income	—	—	—	9	9	14	23
Comprehensive (loss) income	—	(301)	—	9	(292)	120	(172)
Distributions to non-controlling interest	—	—	—	—	—	(115)	(115)
Balance as at March 31, 2023	$53	$600	$(2,379)	$315	$(1,411)	$763	$(648)

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022 $US MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income	Brookfield Infrastructure Partners L.P.	Non-controlling interest	Total equity
Balance as at January 1, 2022	$53	$(193)	$(2,379)	$392	$(2,127)	$703	$(1,424)
Net (loss) income	—	(373)	—	—	(373)	157	(216)
Other comprehensive income	—	—	—	30	30	66	96
Comprehensive (loss) income	—	(373)	—	30	(343)	223	(120)
Distributions to non-controlling interest	—	—	—	—	—	(19)	(19)
Balance as at March 31, 2022	$53	$(566)	$(2,379)	$422	$(2,470)	$907	$(1,563)

The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.

Q1 2023 Interim Report 5

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended March 31
US$ MILLIONS	Notes	2023	2022
Operating Activities
Net loss		$(195)	$(216)
Adjusted for the following items:
(Earnings) losses from investments in associates, net of distributions received	6	(1)	6
Depreciation and amortization expense	4, 5, 11	55	54
Mark-to-market and other	3	5	(82)
Remeasurement of exchangeable and class B shares	9	307	397
Deferred income tax expense		—	29
Changes in non-cash working capital, net	14	(181)	(65)
Cash (used by) from operating activities		(10)	123

Investing Activities
Investments in associates	6	—	(455)
Purchase of long-lived assets, net of disposals	4, 5	(125)	(113)
Purchase of financial assets and other		(4)	(71)
Cash used by investing activities		(129)	(639)

Financing Activities
Distributions to non-controlling interest		(115)	(19)
Proceeds from non-recourse borrowings	8	303	574
Repayment of non-recourse borrowings	8	—	(11)
Repayment from Brookfield Infrastructure	13	57	595
Loans and repayments to Brookfield Infrastructure	13	(249)	(14)
Cash (used by) from financing activities		(4)	1,125

Cash and cash equivalents
Change during the period		(143)	609
Impact of foreign exchange on cash		7	141
Balance, beginning of period		445	469
Balance, end of period		$309	$1,219

The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.
6 Brookfield Infrastructure Corporation

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022 AND
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022
1. ORGANIZATION AND DESCRIPTION OF OUR COMPANY
Brookfield Infrastructure Corporation
Brookfield Infrastructure Corporation (our “company”) and its subsidiaries, own regulated utility investments in Brazil, Australia and the United Kingdom (the “businesses”). Our company was formed as a corporation established under the Business Corporation Act (British Columbia) on August 30, 2019 and is a subsidiary of Brookfield Infrastructure Partners L.P. (the “partnership”), which we also refer to as the parent company and Brookfield Infrastructure. The partnership, our company and our respective subsidiaries, are referred to collectively as our group. Brookfield Corporation, formerly Brookfield Asset Management Inc., is our company’s ultimate parent. Brookfield Corporation and any affiliate of Brookfield Corporation, other than our group, are referred to collectively as “Brookfield” and, unless the context otherwise requires, includes Brookfield Asset Management Ltd. The class A exchangeable subordinate voting shares (“exchangeable shares”) of our company are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BIPC”. The registered head office of our company is 250 Vesey Street, New York, NY, United States. The exchangeable shares of our company are structured with the intention of being economically equivalent to the units of the partnership. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole.
2. MATERIAL ACCOUNTING POLICY INFORMATION
a)Statement of Compliance
These unaudited interim condensed and consolidated financial statements (“interim financial statements”) of our company and its subsidiaries have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies our company applied in its consolidated financial statements as of and for the year-ended December 31, 2022 (“consolidated financial statements”). The accounting policies that our company applied in its consolidated financial statements are disclosed in Note 3 of such financial statements, of which reference should be made in reading these interim financial statements.
These interim financial statements were authorized for issuance by the Board of Directors of our company on May 10, 2023.
b)Significant Accounting Judgments and Key Sources of Estimation Uncertainty
In preparing our interim financial statements, we make judgments in applying our accounting policies. The areas of judgment are consistent with those reported in our consolidated financial statements. As disclosed in our consolidated financial statements, our company uses significant assumptions and estimates to determine the fair value of our property, plant and equipment and the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or an intangible asset has been allocated. In addition, the impairment assessment of investments in associates requires estimation of the recoverable amount of the investment.
c)Recently adopted accounting standards
Our company applied, for the first time, certain new applicable standards that became effective January 1, 2023. The impact of these amendments on our company’s accounting policies are as follows:
Amendments to IAS 1 – Making Materiality Judgements - Disclosure of Accounting Policies
Our company adopted Amendments to IAS 1 - Making Materiality Judgements - Disclosure of Accounting Policies, effective January 1, 2023. The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. The adoption did not have a significant impact on our company’s financial reporting.
Q1 2023 Interim Report 7

3. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, our company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.
Classification of Financial Instruments
Financial instruments classified as fair value through profit or loss are carried at fair value on the unaudited interim condensed and consolidated statements of financial position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments for those in an effective hedging relationship and changes in the fair value of securities designated as fair value through other comprehensive income are recognized in other comprehensive income.
Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at March 31, 2023:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$309	$309
Accounts receivable and other (current and non-current)	—	452	452
Financial assets (current and non-current)(1)	54	—	54
Due from Brookfield Infrastructure	—	761	761
Total	$54	$1,522	$1,576

Financial liabilities
Accounts payable and other (current and non-current)	$—	$426	$426
Non-recourse borrowings (current and non-current)	—	4,965	4,965
Exchangeable and class B shares(2)	—	3,735	3,735
Financial liabilities(1)	60	—	60
Loans payable to Brookfield Infrastructure	—	26	26
Total	$60	$9,152	$9,212
1.Derivative instruments which are elected for hedge accounting totaling $54 million are included in financial assets and $60 million are included in financial liabilities.
2.Class C shares are also classified as financial liabilities due to their cash redemption feature. However, the class C shares meet certain qualifying criteria and are presented as equity. See Note 12, Equity.
8 Brookfield Infrastructure Corporation

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2022:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$445	$445
Accounts receivable and other (current and non-current)	—	441	441
Financial assets (current and non-current)(1)	97	—	97
Due from Brookfield Infrastructure	—	566	566
Total	$97	$1,452	$1,549

Financial liabilities
Accounts payable and other (current and non-current)	$—	$589	$589
Non-recourse borrowings (current and non-current)	—	4,577	4,577
Exchangeable and class B shares(2)	—	3,426	3,426
Financial liabilities(1)	72	—	72
Loans payable to Brookfield Infrastructure	—	26	26
Total	$72	$8,618	$8,690
1.Derivative instruments which are elected for hedge accounting totaling $97 million are included in financial assets and $72 million are included in financial liabilities.
2.Class C shares are also classified as financial liabilities due to their cash redemption feature. However, the class C shares meet certain qualifying criteria and are presented as equity. See Note 12, Equity.
The following table provides the carrying values and fair values of financial instruments as at March 31, 2023 and December 31, 2022:

	March 31, 2023		December 31, 2022
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$309	$309	$445	$445
Accounts receivable and other	452	452	441	441
Financial assets (current and non-current)	54	54	97	97
Due from Brookfield Infrastructure	761	761	566	566
Total	$1,576	$1,576	$1,549	$1,549

Financial liabilities
Accounts payable and other (current and non-current)	$426	$426	$589	$589
Non-recourse borrowings (current and non-current)(1)	4,965	4,705	4,577	4,303
Exchangeable and class B shares(2)	3,735	3,735	3,426	3,426
Financial liabilities	60	60	72	72
Loans payable to Brookfield Infrastructure	26	26	26	26
Total	$9,212	$8,952	$8,690	$8,416
1.Non-recourse borrowings are classified under level 2 of the fair value hierarchy. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.
2.Class C shares are also classified as financial liabilities due to their cash redemption feature. However, the class C shares meet certain qualifying criteria and are presented as equity.
Q1 2023 Interim Report 9

Hedging Activities
Our company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, our company determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting, the derivative must be designated as a hedge of a specific exposure and the hedging relationship must meet all of the hedge effectiveness requirements in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the hedging relationship does not meet all of the hedge effectiveness requirements, hedge accounting is discontinued prospectively.
Cash Flow Hedges
Our company uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the three-month period ended March 31, 2023, pre-tax net unrealized losses of $5 million (2022: losses of $2 million), were recorded in other comprehensive income for the effective portion of the cash flow hedges. As of March 31, 2023, there was a net derivative liability balance of $6 million relating to derivative contracts designated as cash flow hedges (December 31, 2022: asset balance of $25 million).
Fair Value Hierarchical Levels—Financial Instruments
Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

Level 1	—	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2	—	Inputs other than quoted prices included in Level 1 are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.

Level 3	—	Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interest’s share of net assets of limited life funds.
The fair value of our company’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for our company’ financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	March 31, 2023	December 31, 2022
Interest rate swaps & other	Level 2(1)
Financial assets		$54	$97
Financial liabilities		60	72
1.Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange and interest rates (from observable forward exchange and interest rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.
During the three-month period ended March 31, 2023, no transfers were made between level 1 and 2 or level 2 and 3.
10 Brookfield Infrastructure Corporation

4. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Gross carrying amount	Accumulated depreciation	Accumulated fair value adjustments	Total
Balance at January 1, 2022	$3,935	$(673)	$1,541	$4,803
Additions, net of disposals	435	5	—	440
Non-cash additions	7	(4)	—	3
Depreciation expense	—	(110)	—	(110)
Fair value adjustments	—	—	100	100
Net foreign currency exchange differences	(430)	75	(163)	(518)
Balance at December 31, 2022	$3,947	$(707)	$1,478	$4,718
Additions, net of disposals	114	3	—	117
Non-cash additions	2	(1)	—	1
Depreciation expense	—	(29)	—	(29)
Net foreign currency exchange differences	85	(15)	31	101
Balance at March 31, 2023	$4,148	$(749)	$1,509	$4,908
Property, plant and equipment of our company is predominantly comprised of last mile utility connections at our U.K. regulated distribution operation which provide essential services and generate regulated cash flows. Tariffs are set on the basis of a regulated asset base, provides inflation protection, and are typically adjusted annually. Our U.K. operation has a diverse customer base throughout England, Scotland, and Wales, which underpins its cash flows.
Our company’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31. Our company determined fair value under the income method. Assets under development were revalued where fair value could be reliably measured.
5. INTANGIBLE ASSETS

	As of
US$ MILLIONS	March 31, 2023	December 31, 2022
Cost	$3,732	$3,629
Accumulated amortization	(829)	(782)
Total	$2,903	$2,847
Intangible assets are allocated to the following cash generating units:

	As of
US$ MILLIONS	March 31, 2023	December 31, 2022
Brazilian regulated gas transmission operation	$2,873	$2,816
U.K. regulated distribution operation	30	31
Total	$2,903	$2,847
Our company’s intangible assets are primarily related to concession arrangements with the local energy regulator, Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (“ANP”), at our Brazilian regulated gas transmission operation. Total capacity is fully contracted under long-term “ship-or-pay” gas transportation agreements (“GTA”) and therefore the business is exposed to no volume or price risk. Each GTA takes into account a return on regulatory asset base (“RAB”), and the tariffs are calculated on an inflation adjusted regulatory weighted average cost of capital (“WACC”) fixed for the life of GTAs.
The intangible assets at our U.K. regulated distribution operation relate to customer order backlogs, which represents the present value of future earnings derived from the build out of contracted connections at the acquisition date of the U.K. regulated distribution operation.
Our intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Despite recent volatility observed in commodity and foreign exchange markets and the interruption to global supply chains, our intangible assets remain largely unaffected. Our intangible assets represent long-term critical infrastructure supported by regulated or highly contracted revenues which help protect value over the long term.
Q1 2023 Interim Report 11

The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	For the three-month period ended March 31, 2023	For the 12 month period ended December 31, 2022
Cost at beginning of the period	$3,629	$3,332
Additions, net of disposals	8	81
Foreign currency translation	95	216
Ending Balance	$3,732	$3,629
The following table presents the accumulated amortization for our company’s intangible assets:

US$ MILLIONS	For the three-month period ended March 31, 2023	For the 12 month period ended December 31, 2022
Accumulated amortization at beginning of the period	$(782)	$(645)
Amortization	(26)	(101)
Foreign currency translation	(21)	(36)
Ending Balance	$(829)	$(782)
6. INVESTMENTS IN ASSOCIATES
The following table represents the change in balance of investments in associates:

US$ MILLIONS	For the three-month period ended March 31, 2023	For the 12 month period ended December 31, 2022
Balance at the beginning of the period	$428	$—
Acquisitions	—	455
Share of earnings for the period	1	4
Foreign currency translation and other	(8)	(25)
Share of other comprehensive (loss) income	(16)	27
Distributions	—	(33)
Ending Balance	$405	$428
In February 2022, our company acquired an approximate 8% interest in an Australian regulated utility, AusNet Services Ltd (“AusNet”) for $455 million. Based on our ownership interest and governance rights retained, our company equity accounts for the entity.
The following tables summarize the aggregate balances of investments in associates on a 100% basis:

	As of
US$ MILLIONS	March 31, 2023	December 31, 2022
Financial position:
Total assets	$13,177	$13,541
Total liabilities	(7,942)	(8,018)
Net assets	$5,235	$5,523

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Financial performance:
Total revenue	$330	$160
Total net income for the period(1)	19	(88)
Our company’s share of net income	$1	$(6)
1.Total net income for the three-month period ended March 31, 2022 includes acquisition-related transaction costs of $105 million.
12 Brookfield Infrastructure Corporation

7. GOODWILL
The following table presents the carrying amount for our company’s goodwill:

	As of
US$ MILLIONS	March 31, 2023	December 31, 2022
Balance at beginning of the period	$518	$489
Foreign currency translation and other	20	29
Ending Balance	$538	$518
Goodwill mainly arose from the recognition of a deferred tax liability due to purchase price accounting upon the acquisition of our Brazilian regulated gas transmission business. The operating performance at our Brazilian regulated gas transmission business benefits from stable, long-term, contracted cash flows and has been largely unimpacted by recent changes in the macroeconomic environment. As such, no impairment indicators were noted during the three-month period ended March 31, 2023.
8. BORROWINGS
Non-Recourse Borrowings

	As of
US$ MILLIONS	March 31, 2023	December 31, 2022
Current	$578	$328
Non-current	4,387	4,249
Total	$4,965	$4,577
Non-recourse borrowings have increased by $388 million since year-end. The increase is primarily attributable to $250 million of debt issued to Brookfield, additional borrowings of $55 million at our U.K. regulated distribution business and the impact of foreign exchange as the foreign currencies underlying non-recourse borrowings appreciated relative to the U.S. dollar. Refer to Note 13, Related Party Transactions, for further details on our related party debt.
Q1 2023 Interim Report 13

9. FINANCIAL LIABILITIES

	As of
US$ MILLIONS	March 31, 2023	December 31, 2022
Current:
Inflation swaps	$60	$72
Total current financial liabilities	$60	$72
Exchangeable shares, class B shares and class C shares
The exchangeable and class B shares are classified as liabilities due to their exchangeable and cash redemption features. Upon issuance, exchangeable and class B shares are recognized at their fair value. Subsequent to initial recognition, the exchangeable and class B shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one unit of the partnership.
In August 2021, the partnership acquired a controlling interest in Inter Pipeline Limited (“IPL”) for consideration comprised of cash, exchangeable shares and class B exchangeable limited partnership units (“BIPC exchangeable LP units”) of Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”). BIPC Exchange LP is a subsidiary of the partnership and holders of BIPC exchangeable LP units have the right to require the partnership to purchase BIPC exchangeable LP units and deliver one exchangeable share for each BIPC exchangeable LP unit purchased. During the three-month period ended March 31, 2023, our company issued 40,376 exchangeable shares in connection with exchange requests from BIPC Exchange LP unit holders. Upon issuance, the exchangeable shares were recognized at their fair value.
During the three-month period ended March 31, 2023, our shareholders exchanged 3,647 exchangeable shares for an equal number of partnership units. As at March 31, 2023, the exchangeable and class B shares were remeasured to reflect the NYSE closing price of one unit, $33.77 per share. Remeasurement gains or losses associated with these shares are recorded in the unaudited interim condensed and consolidated statements of operating results. Our company declared and paid dividends of $42 million on its exchangeable shares outstanding during the three-month period ended March 31, 2023 (2022: $40 million). Dividends paid on exchangeable shares are presented as interest expense in the unaudited interim condensed and consolidated statements of operating results.
On June 10, 2022, our group completed a three-for-two split of partnership units, BIPC Exchangeable LP Units, BIP Exchange LP units, exchangeable shares, class B shares and class C shares, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. All historical units/shares and per unit/share disclosures have been adjusted to effect for the change in units/shares due to the splits.
The following table provides a continuity schedule of outstanding exchangeable shares and class B shares along with our corresponding liability and remeasurement gains and losses:

	Exchangeable shares outstanding (Shares)	Class B shares outstanding (Shares)	Exchangeable and class B shares (US$ Millions)
Balance at January 1, 2022	110,157,540	2	$4,466
Share issuance - BIPC exchangeable LP unit exchanges	427,643	—	19
Shares exchanged to units	(17,512)	—	(1)
Remeasurement of liability	—	—	(1,058)
Balance at December 31, 2022	110,567,671	2	$3,426
Share issuance - BIPC exchangeable LP unit exchanges	40,376	—	2
Shares exchanged to units	(3,647)	—	—
Remeasurement of liability	—	—	307
Balance as at March 31, 2023	110,604,400	2	$3,735
Similar to class B shares, class C shares are classified as liabilities due to their cash redemption feature. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 12, Equity, for further details related to class C shares.

14 Brookfield Infrastructure Corporation

10. REVENUE
a)Revenues by service line
Substantially all of these revenues are recognized over time as services are rendered. The following table disaggregates revenues by service line:

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Gas Transmission	$342	$320
Distribution	96	91
Connections	44	40
Other	15	10
Total	$497	$461
During the three-month period ended March 31, 2023, revenues benefited from inflationary tariff increases and capital commissioned into rate base.
b)Revenues from external customers
The following table disaggregates revenues by geographical region:

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Brazil	$342	$320
United Kingdom	155	141
Total	$497	$461
Our company’s customer base is comprised predominantly of investment grade companies, with only one customer that makes up greater than 10% of our company’s consolidated revenues. For the three-month period ended March 31, 2023, revenue generated from this customer was $342 million (2022: $320 million). Our company has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time.
11. DIRECT OPERATING COSTS
Direct operating costs are costs incurred to earn revenue and include all attributable expenses. The following table lists direct operating costs for the three-month periods ended March 31, 2023, and 2022.

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Depreciation and amortization	$55	$54
Transportation and distribution	49	40
Operations and maintenance	18	15
Compensation	17	15
Cost of inventory	2	3
Other	6	7
Total	$147	$134
Q1 2023 Interim Report 15

12. EQUITY
Our company’s equity is comprised of the following shares:

	Class C shares
	Shares outstanding (Shares)(1)	Share capital (US$ Millions)
Balance at January 1, 2022	2,103,677	$53
Share issuance	—	—
Balance at December 31, 2022 and March 31, 2023	2,103,677	$53
1.Shares outstanding have been adjusted to effect for the change in shares due to the stock split. See Note 9, Financial Liabilities.
Our company’s share capital is comprised of exchangeable shares, class B shares and class C shares. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B shares, and the class C shares are classified as financial liabilities. However, class C shares, the most subordinated of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 9, Financial Liabilities, for further details related to exchangeable and class B shares.
13. RELATED PARTY TRANSACTIONS
In the normal course of operations, our company entered into the transactions below with related parties. The ultimate parent of our company is Brookfield. Other related parties of our company represent Brookfield’s subsidiary and operating entities.
Since inception, the partnership has had a management agreement, the Master Services Agreement, with the Service Providers which are subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, our group pays a base management fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the combined market value of the partnership and our company. Our company reimburses the partnership for our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of the partnership is equal to the aggregate value of all the outstanding units (assuming full conversion of Brookfield’s Redeemable Partnership Units in Holdings LP into units), preferred units and securities of the other Service Recipients (including the exchangeable shares and the exchangeable units of Brookfield Infrastructure Partners Exchange LP and Brookfield Infrastructure Corporation Exchange LP) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The amount attributable to our company is based on weighted average units and shares outstanding.
The base management fee attributable to our company was $15 million for the three-month period ended March 31, 2023 (2022: $18 million) and has been recorded as part of general and administrative expenses in the interim financial statements.
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the three-month period ended March 31, 2023, revenues of less than $1 million were generated (2022: less than $1 million) and $nil expenses were incurred (2022: $nil).
Our company is party to two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.

The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of LIBOR, base rate, CDOR, or prime rate loans. Both operating facilities bear interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at market interest rate. As of March 31, 2023, $nil (December 31, 2022: $nil) was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.

16 Brookfield Infrastructure Corporation

Brookfield Infrastructure provided our company an equity commitment in the amount of $1 billion. The equity commitment may be called by our company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which our exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be reduced permanently by the amount so called. As at March 31, 2023, $nil (December 31, 2022: $nil) was called on the equity commitment.
BIPC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) the senior preferred shares of BIP Investment Corporation (“BIPIC”), as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
As at March 31, 2023, the balance outstanding on our deposit with Brookfield Infrastructure was $511 million (December 31, 2022: $566 million). The balance decreased from December 31, 2022 due to net repayments from Brookfield Infrastructure. As at March 31, 2023, the demand deposit payable to Brookfield Infrastructure was $26 million (December 31, 2022: $26 million). The deposit arrangements accrue interest at 0.2% per annum. Interest on each deposit during the three-month period ended March 31, 2023 was less than $1 million (2022: less than $1 million). In addition, on March 28, 2023, our company entered into a loan agreement (as lender) with Brookfield Infrastructure for $250 million. The loan is presented as amounts due from Brookfield Infrastructure on the unaudited interim and condensed consolidated statements of financial position and accrues interest at SOFR plus 200 basis points per annum with a maturity date of March 27, 2024. Interest accrued during the three-month period ended March 31, 2023 was less than $1 million.
On March 28, 2023, a subsidiary of our company entered into a loan agreement with an affiliate of Brookfield for total proceeds of $250 million. This loan is non-recourse to our company and is presented as non-recourse borrowings on the unaudited interim and condensed consolidated statements of financial position and accrues interest at SOFR plus 200 basis points per annum with a maturity date of March 27, 2024. Interest accrued during the three-month period ended March 31, 2023 was less than $1 million.
As at March 31, 2023, our company had accounts payable of $8 million (December 31, 2022: $6 million) to subsidiaries of Brookfield Infrastructure and accounts receivable of $nil (December 31, 2022: $10 million) from subsidiaries of Brookfield Infrastructure.
On September 23, 2022, our company sold a financial asset to the partnership for fair market value consideration of $66 million. Our company recognized a loss on disposal of $2 million in the consolidated statement of operating results for the year ended December 31, 2022.
Q1 2023 Interim Report 17

14. SUPPLEMENTAL CASH FLOW INFORMATION

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Interest paid	$160	$67
Income taxes paid	$242	$210
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed and consolidated statements of cash flows. Interest paid is net of debt related hedges and includes dividends paid on our exchangeable shares classified as liabilities.
Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the unaudited interim condensed and consolidated statements of cash flows depending upon the nature of the underlying transaction.
Details of “Changes in non-cash working capital, net” on the unaudited interim condensed and consolidated statements of cash flows are as follows:

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Accounts receivable	$(10)	$(19)
Accounts payable and other	(171)	(46)
Changes in non-cash working capital, net	$(181)	$(65)

18 Brookfield Infrastructure Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022 AND
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022
INTRODUCTION
The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Corporation (our “company”). This MD&A is dated May 10, 2023 and has been approved by the Board of Directors of our company for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this MD&A, pursuant to the authority delegated to it by the Board of Directors. The terms “we,” “us” and “our” refer to Brookfield Infrastructure Corporation, and our company’s direct and indirect operating entities as a group. This MD&A should be read in conjunction with our company’s most recently issued annual and interim financial statements. Additional information is available on our website at bip.brookfield.com/bipc, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov.
The class A exchangeable subordinate voting shares (each, an “exchangeable share”) of our company are structured with the intention of being economically equivalent to the non-voting limited partnership units (“units”) of Brookfield Infrastructure Partners L.P. (the “partnership”, the “parent company” or, collectively with its subsidiaries, but excluding our company, “Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the exchangeable shares and the partnership’s units and each exchangeable share being exchangeable at the option of the holder for one unit of the partnership at any time. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to thoroughly review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. Information about the partnership, including its SEC filings, is also available on its website at https://bip.brookfield.com. The information found on, or accessible through, https://bip.brookfield.com is not incorporated into and does not form a part of this MD&A.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements”.
Basis of Presentation
Our unaudited interim condensed and consolidated financial statements (“interim financial statements”) are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Our interim financial statements include the accounts of our company and the entities over which it has control. Our company accounts for investments over which it exercises significant influence, but does not control, using the equity method. Non-IFRS measures used in this MD&A are reconciled to or calculated from such values presented in our interim financial statements. All dollar references, unless otherwise stated, are in millions of United States dollars (“USD”).
When we discuss our performance measures, we present our company’s share of results, in order to demonstrate the impact of key value drivers of each of these operating entities on the overall performance. As a result, our company’s share of revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they exclude the share of earnings of investments not held by our company apportioned to each of the above noted items. However, net income attributable to the parent company for each operating entity is consistent with results presented in accordance with IFRS.
Overview of our Company
Our company is a Canadian corporation incorporated under, and governed by, the laws of British Columbia. We were established by the partnership to be an alternative investment vehicle for investors who prefer owning our infrastructure operations through a corporate structure. While our current operations are utilities located in the U.K., Brazil and Australia, shareholders have exposure to several other markets across the transport, midstream, and data operating segments by virtue of the exchange feature of our company’s exchangeable shares. While our company has the option to settle the exchange obligation with cash or units of the partnership, we intend to deliver units.
Q1 2023 Interim Report 19

Our business is comprised of a U.K. regulated distribution operation, a Brazilian regulated natural gas transmission operation and an Australian regulated utility. These businesses earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base, or from revenues in accordance with long-term agreements. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime. In addition, due to the franchise frameworks and economies of scale of our businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect this segment to produce stable revenue and margins over time that should increase with investment of additional capital and inflation. Nearly all of our revenues are regulated or contractual.
On April 12, 2023, our company and institutional partners, announced a take-private acquisition of Triton International Limited (“Triton”). Triton is the world’s largest owner and lessor of intermodal shipping containers and is a critical provider of global transport logistics infrastructure. The container leasing industry has high barriers to entry and is characterized by a small group of industry players. The size and scale of Triton’s global network differentiates it from competitors, making it the partner of choice for the world’s top 10 shipping lines that collectively account for approximately 85% of global shipping capacity. The total consideration of $85.00 per Triton common share will consist of $68.50 in cash and $16.50 in exchangeable shares (NYSE: BIPC, TSX: BIPC). The transaction is expected to close in the fourth quarter of 2023, subject to customary closing conditions and Triton shareholder approval.
Our company, our subsidiaries and Brookfield Infrastructure (collectively, our “group”), target a total return of 12% to 15% per annum on the infrastructure assets that it owns, measured over the long term. Our group intends to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. The partnership determines its distributions based primarily on an assessment of its operating performance. Our group uses funds from operations (“FFO”) to assess operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long-term. For further details, see the “Performance Disclosures” section of this MD&A.
Dividend Policy
The partnership’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The partnership’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at 60-70% of the partnership’s FFO.
The board of directors of the general partner of the partnership approved a 6% increase in the partnership’s quarterly distribution to $0.3825 per unit (or $1.53 per unit annualized), starting with the distribution paid in March 2023. This increase reflects the forecasted contribution from the partnership’s recently commissioned capital projects, as well as, the expected cash yield on recent acquisitions. The partnership targets 5% to 9% annual distribution increase in light of growth it foresees in its operations.
Our board may declare dividends at its discretion. However, each of our exchangeable shares has been structured with the intention of providing an economic return equivalent to one unit of the partnership. It is expected that dividends on our exchangeable shares will be declared and paid at the same time and in the same amount as distributions are declared and paid on the units of the partnership. Accordingly, our board approved an equivalent quarterly dividend of $0.3825 per exchangeable share (or $1.53 per exchangeable share annualized), starting with the dividend to be paid in March 2023.
On June 10, 2022, our group completed a three-for-two split of partnership units, BIPC Exchangeable LP Units, BIP Exchange LP units, exchangeable shares, class B shares and class C shares, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. All historical units/shares and per unit/share disclosures have been adjusted to effect for the change in units/shares due to the splits.

20 Brookfield Infrastructure Corporation

RESULTS OF OPERATIONS
The following table summarizes the key financial results of our company for the three-month periods ended March 31, 2023 and 2022:

US$ MILLIONS	For the three-month period ended March 31
Summary Statements of Operating Results	2023	2022
Revenues	$497	$461
Direct operating costs	(147)	(134)
General and administrative expenses	(16)	(20)
Interest expense	(153)	(102)
Share of earnings (losses) from investments in associates	1	(6)
Mark-to-market and foreign currency revaluation	—	101
Remeasurement of exchangeable and class B shares	(307)	(397)
Income tax expense	(80)	(119)
Net loss	(195)	(216)
Net loss attributable to the partnership	(301)	(373)
Three-month periods ended March 31, 2023 and 2022
For the three-month period ended March 31, 2023, our company reported a net loss of $195 million, of which $301 million was attributable to the partnership. This compares to a net loss of $216 million for the three-month period ended March 31, 2022, of which $373 million was attributable to the partnership. Net income for the current quarter benefited from inflation-indexation at our Brazilian regulated gas transmission business and capital commissioned into rate base at our U.K. regulated distribution business. These positive impacts were more than offset by revaluation losses of $307 million recognized on our company’s exchangeable shares that are classified as liabilities under IFRS.
Total revenues increased by $36 million relative to the same period during the prior year. Underlying gas transmission revenues in Brazil increased by $20 million due to inflation-indexation while the appreciation of the Brazilian real further increased our revenues in U.S. dollars by $2 million relative to 2022. Distribution revenues in the U.K. increased due to higher volumes and inflation-indexation which contributed additional revenues of $15 million. Connections revenue in the U.K. benefited from an increase in construction activity which contributed additional revenues of $9 million compared to the prior year. These positive factors were partially offset by the depreciation of the British pound which decreased our revenues in U.S. dollars by $16 million relative to 2022.
Direct operating costs increased by $13 million compared to the prior year. Increased costs due to inflation and organic growth were partially offset by the impact of foreign exchange. Depreciation and amortization expense remained largely consistent with the prior year as incremental depreciation on capital expenditures made over the last year and higher asset values as a result of our revaluation process was partially offset by the impact of foreign exchange.
General and administrative expenses totaled $16 million for the three-month period ended March 31, 2023, a decrease of $4 million compared to the same period in 2022. This line item primarily consists of the base management fee that is paid to Brookfield based on our company’s and the partnership’s combined market value plus net recourse debt, and allocated to our company based on proportionate weighted average shares outstanding during the period. The base management fee allocated to our company decreased by $3 million due to a decrease in the combined market value of our company and the partnership relative to the prior year.
Interest expense for the three-month period ended March 31, 2023 increased by $51 million to $153 million. This increase was primarily due to incremental charges associated with debt issued at our Brazilian regulated gas transmission business to fund the deferred consideration paid in April 2022. Results were further impacted by an increase in interest rates on our variable rate non-recourse borrowings and an increase in dividends paid on our exchangeable shares, which are classified as interest expense, due to a 6% increase in our company’s quarterly dividend.
Mark-to-market and foreign currency revaluation gains totaled $nil for the three-month period ended March 31, 2023, compared to gains of $101 million in the prior year. Prior year results included the impact of foreign exchange revaluation on the deferred consideration, denominated in U.S. dollars, at our Brazilian regulated gas transmission business. As a result of the appreciation of the Brazilian real against the U.S. dollar in the prior year, a gain was recognized on translation of the U.S. denominated financial liability to the functional currency.
Remeasurement losses, which relate to the revaluation of our exchangeable shares classified as liabilities, were $307 million for the three-month period ended March 31, 2023, compared to $397 million in the prior year. The remeasurement losses reflect the increase in the market price of partnership units based on the NYSE closing price.
Q1 2023 Interim Report 21

Income tax for the three-month period ended March 31, 2023 was $80 million, a decrease from $119 million recognized during the same period in the prior year primarily due to the reversal of timing differences at our Brazilian regulated gas transmission business.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table summarizes the statements of financial position of our company as at March 31, 2023 and December 31, 2022:

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	March 31, 2023	December 31, 2022
Cash and cash equivalents	$309	$445
Due from Brookfield Infrastructure	761	566
Property, plant and equipment	4,908	4,718
Intangible assets	2,903	2,847
Investment in associates	405	428
Total assets	10,460	10,178
Loans payable to Brookfield Infrastructure	26	26
Exchangeable and class B shares	3,735	3,426
Non-recourse borrowings	4,965	4,577
Total liabilities	11,108	10,539
Equity in net assets attributable to the partnership	(1,411)	(1,119)
Total equity	(648)	(361)
Total assets were $10.5 billion at March 31, 2023, compared to $10.2 billion at December 31, 2022. This increase was primarily driven by a related party loan which increased amounts due from Brookfield Infrastructure by $0.2 billion, additions to property, plant and equipment of $0.1 billion and the impact of foreign exchange which increased assets denominated in currencies other than the U.S. dollar by $0.2 billion. These increases were partially offset by a decrease in cash and cash equivalents of $0.1 billion primarily due to the settlement of income tax liabilities and accrued interest at our Brazilian regulated gas transmission business.
Our accounting policy is to carry property, plant and equipment at fair value and intangible assets at amortized cost. Our last revaluation date for the measurement of property, plant and equipment, as well as the testing of intangible assets and goodwill for impairment, was December 31, 2022. Our valuation of property, plant and equipment is underpinned by regulated cash flow. Our local revenues have been predominantly unimpacted by the recent changes in the macroeconomic environment as we earn a regulated return on an asset base for making the infrastructure available to users with minimal volume and price risk. Given the stable cash flows generated by our business, we believe the long-term value of these assets has not changed significantly from our most recent valuation.
Our exchangeable and class B shares are classified as liabilities due to their exchangeable and cash redemption features. Subsequent to initial recognition at fair value, the shares are measured at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one partnership unit. As at March 31, 2023, the shares were remeasured to reflect the NYSE closing price of one partnership unit, or $33.77 per share.
Non-recourse borrowings increased by $0.4 billion to $5.0 billion at March 31, 2023. This increase was primarily due to a $0.2 billion loan from Brookfield, $0.1 billion of additional borrowings at our U.K. regulated distribution business and the impact of foreign exchange as the Brazilian real and British pound strengthened relative to the U.S. dollar.
Total equity was negative $0.6 billion as at March 31, 2023, compared to negative $0.4 billion at December 31, 2022. The decrease is mainly due to remeasurement losses as a result of the revaluation of our exchangeable shares classified as liabilities, partially offset by the impact of foreign exchange.
Foreign Currency Translation
A discussion of the most significant currency exchange rates that impact our company are set forth below as at and for the periods indicated:

	Period End Rate			Average Rate
	As of			For the three-month period ended March 31
	March 31, 2023	December 31, 2022	Change	2023	2022	Change
Brazilian real	0.1968	0.1917	3%	0.1924	0.1912	1%
British pound	1.2337	1.2083	2%	1.2155	1.3410	(9)%
Australian dollar	0.6685	0.6813	(2)%	0.6836	0.7245	(6)%
22 Brookfield Infrastructure Corporation

The net assets of our U.K. regulated distribution business, our Brazilian regulated transmission business and our Australian regulated utility represent 62%, 22% and 16% of our equity in foreign subsidiaries, respectively.
The following table disaggregates the impact of foreign currency translation on the equity of our company by the most significant non-U.S. currencies for the periods indicated:

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Brazilian real	$14	$106
British pound	32	(47)
Australian dollar	(8)	26
	$38	$85
Attributable to:
The partnership	$21	$19
Non-controlling interests	17	66
	$38	$85
The impact of foreign currency translation on our company, including those attributable to non-controlling interests, for the three-month period ended March 31, 2023, was a increase to equity of $38 million (2022: increase of $85 million). The increase in equity during the three-month period was primarily due to the appreciation of the Brazilian real and British pound relative to the U.S. dollar.
Average currency exchange rates impact the U.S. dollar equivalents of revenues and net income from non-U.S. operations on a comparative basis. During the three-month period ended March 31, 2023, the average exchange rate of the Brazilian real appreciated relative to the U.S. dollar, while the average exchange rate of the British pound and Australian dollar depreciated relative to the U.S. dollar. The appreciation of the Brazilian real increased our revenues and net income in U.S. dollars, while the deprecation of the British pound and Australian dollar decreased our revenues and net income in U.S. dollars during the three-month period ended March 31, 2023.
Summary Financial Information Related to the Partnership
As the market price of our exchangeable shares is expected to be significantly impacted by the market price of the units and the combined business performance of our group as a whole, we are providing the following summary financial information regarding the partnership. For further details please review the partnership’s periodic reporting referenced in the introductory section of this MD&A.

US$ MILLIONS	For the three-month period ended March 31
IFRS measures	2023	2022
Revenue	$4,218	$3,411
Net income	143	294

US$ MILLIONS	As of
IFRS measures	March 31, 2023	December 31, 2022
Total assets	$81,925	$72,969
Total liabilities	53,613	47,415
Total partnership capital	28,312	25,554
Q1 2023 Interim Report 23

PERFORMANCE DISCLOSURES
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including FFO, AFFO, Adjusted EBITDA and Adjusted Net Income. FFO, AFFO, Adjusted EBITDA and Adjusted Net Income are proportionate measures and are not calculated in accordance with, and do not have any standardized meaning prescribed by IFRS as issued by the IASB and may differ from, and not be comparable to, similar measures presented by other issuers.
FFO
We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. We exclude from FFO dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as the interest expense on loans payable to the partnership which represent the partnership’s investment in our company.
FFO includes balances attributable to our company generated by investments in associates accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.
FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, and is different than the definition of Funds from Operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
AFFO
We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). AFFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. AFFO is therefore unlikely to be comparable to similar measures presented by other issuers and has limitations as an analytical tool.
Adjusted EBITDA
We focus on Adjusted EBITDA which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
Adjusted EBITDA includes balances attributable to our company generated by investments in associates accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.
Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool.
Adjusted Net Income
We also focus on Adjusted Net Income, previously referred to as Adjusted Earnings, which we define as net income excluding the impact of dividends paid and remeasurement gains/losses on the exchangeable shares of our company, and interest and foreign currency translation adjustments on intercompany loans with the partnership. Aside from the change in naming convention from Adjusted Earnings to Adjusted Net Income to appropriately differentiate this non-IFRS measure from “Adjusted Earnings” as disclosed in the partnership’s supplemental information, there have been no changes to the definition, calculation or use of this non-IFRS measure.
Adjusted Net Income includes balances attributable to our company generated by investments in associates accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.
Adjusted Net Income is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Adjusted Net Income is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net Income has limitations as an analytical tool.

24 Brookfield Infrastructure Corporation

Benefits and Uses of Non-IFRS Measures
We believe our presentation of FFO, AFFO, Adjusted EBITDA and Adjusted Net Income are useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our operations. Our presentation of FFO, AFFO, Adjusted EBITDA and Adjusted Net Income also provide investors enhanced comparability of our ongoing performance across periods.
In deriving FFO, AFFO and Adjusted EBITDA, we add back depreciation and amortization to net income. Specifically, in our financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation expense is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon. Finally, we add back the impact of mark-to-mark on hedging items and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
To provide a supplemental understanding of the performance of our business and to enhance comparability across periods and relative to our peers we utilize Adjusted EBITDA. Adjusted EBITDA excludes the impact of interest expense and income taxes to assist in assessing the operating performance of our business by eliminating for the effect of its current capital structure and tax profile.
While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of the partnership’s asset base. In order to assess the long-term, sustainable operating performance of our businesses, we observe that investors take into account the impact of maintenance capital expenditures to derive AFFO, in addition to FFO.
For further details regarding our use of FFO, AFFO, Adjusted EBITDA and Adjusted Net Income, as well as a reconciliation of net income to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

US$ MILLIONS	For the three-month period ended March 31
Key Metrics	2023	2022
Adjusted EBITDA(1)	$181	$156
Funds from Operations (FFO)(1)	111	102
Adjusted Funds from Operations (AFFO)(1)	104	96
Adjusted Net Income(1)	47	60
1.Non-IFRS measures, please refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
For the three-month period ended March 31, 2023, Adjusted EBITDA and FFO increased by $25 million and $9 million, respectively, compared to the same period in the prior year. During the current period, Adjusted EBITDA and FFO benefited from inflation-indexation and a full quarter contribution from the acquisition of our Australian regulated utility in February 2022. Our results further benefited from capital commissioned into rate base, higher connections activity at our U.K. regulated distribution business and lower management fees. FFO was also impacted by an increase in interest expense associated with additional debt issued at our Brazilian regulated gas transmission business to fund the deferred consideration paid in April 2022, and higher interest rates on our variable rate non-recourse borrowings.
For the three-month period ended March 31, 2023, Adjusted Net Income decreased by $13 million compared to the same period in the prior year. While Adjusted Net Income was also impacted by the factors described above, the prior year period benefited from a non-recurring foreign exchange gain on the translation of our U.S. denominated deferred consideration to functional currency at our Brazilian regulated gas transmission business.
The following table disaggregates our operating performance between our utilities operations and the corporate, general and administrative costs.

US$ MILLIONS	For the three-month period ended March 31, 2023
Key Metrics	Utilities	Corporate	Total
Adjusted EBITDA(1)	$197	$(16)	$181
Funds from Operations (FFO)(1)	127	(16)	111
Adjusted Funds from Operations (AFFO)(1)	120	(16)	104
1.Non-IFRS measures, please refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
Q1 2023 Interim Report 25

UTILITIES
Results of Operations
Our company earns a return on a regulated or notionally stipulated asset base, which we refer to as rate base. Our rate base reflects the current amount, either as defined by the regulator or as implied by our contracted cash flows, on which we earn our return. Our rate base increases with capital that we invest to expand our systems and is indexed to local inflation. The return that we earn is typically determined by a regulator for prescribed periods of time or is derived based on the contracted cash flows we have secured. We believe that the rate base is useful for investors as it provides them with an understanding of the unlevered returns our asset base can currently generate and enhances comparability across other utility investments as it assists in assessing the operating performance of our company by eliminating the effect of its current capital structure and tax profile.
The following table presents our company’s share of the rate base of our utilities businesses as at March 31, 2023 and December 31, 2022:

	As of
US$ MILLIONS	March 31, 2023	December 31, 2022
Rate base	$5,195	$4,802
The following table presents our company’s share of key measures of our utilities business for the three-month periods ended March 31, 2023 and 2022:

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Adjusted EBITDA(1),(2)	$197	$176
Funds from Operations (FFO)(1),(2)	127	122
Adjusted Funds from Operations (AFFO)(1),(2)	120	116
1.Non-IFRS measures, please refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
2.Adjusted EBITDA, FFO and AFFO provided in the table above do not reflect the annual base management fee our company pays for the periods indicated to Brookfield pursuant to the Master Services Agreement or other corporate, general and administrative service costs as described below in this MD&A under “Corporate, General and Administrative Services”.
Three-month periods ended March 31, 2023 and 2022
For the three-month period ended March 31, 2023, Adjusted EBITDA and FFO for our utilities businesses were $197 million and $127 million, respectively, compared to $176 million and $122 million, respectively, in 2022. In the current quarter, Adjusted EBITDA and FFO benefited from inflation-indexation and a full quarter contribution from the acquisition of our Australian regulated utility. Current quarter results also benefited from capital commissioned into rate base and increased levels of connections activity at our U.K. regulated distribution business. While FFO benefited from the aforementioned factors, these benefits were partially offset by an increase in interest expense associated with higher borrowings and higher interest rates on our variable rate non-recourse borrowings.
The following table presents the roll-forward of our company’s share of rate base:

US$ MILLIONS	For the three-month period ended March 31, 2023	For the 12 month period ended December 31, 2022
Rate base, start of period	$4,802	$3,961
Acquisitions	—	682
Capital expenditures commissioned	70	285
Inflation and other indexation	193	250
Regulatory depreciation	(15)	(56)
Foreign exchange and other	145	(320)
Rate base, end of period	$5,195	$4,802
Our rate base increased compared to year-end primarily as a result of new connections at our U.K. regulated distribution business, inflation indexation at our Brazilian gas transmission business and the impact of foreign exchange.

26 Brookfield Infrastructure Corporation

Capital Backlog and Capital Expenditures
Capital expenditures completed during the periods provided in the table below consist of organic growth projects at our U.K. regulated distribution business and our Australian regulated utility business. Projects include the build-out of last-mile natural gas, electricity, fiber, water, wastewater and district heating connections for the home. There have been no material capital expenditures at our company’s Brazilian operations during the periods provided below. The table below summarizes our company’s share of capital backlog, which represents projects that have been awarded or filed with regulators that are expected to occur over the next three years, and the historical capital expenditures for the periods presented related to our existing utility order book:

US$ MILLIONS	For the three-month period ended March 31, 2023	For the 12 month period ended December 31, 2022
Capital backlog, start of period	$389	$287
Additional capital project mandates	99	463
Acquisitions	—	70
Less: capital expenditures	(102)	(390)
Foreign exchange and other	2	(41)
Capital backlog, end of period	388	389
Construction work in progress	426	387
Total capital to be commissioned	$814	$776
These capital projects are financed with a combination project-level financing, which has no recourse to our company, as well as operating cash flows generated and retained within our company. Capital backlog consists primarily of a contracted order book of gas and electricity connections at our U.K. regulated distribution business that is expected to be commissioned over the next three years. Our order book currently totals approximately 1.6 million connections. Capital to be commissioned increased from connection mandates awarded at our U.K. regulated distribution business.
Pursuant to the Master Services Agreement, the partnership pays Brookfield an annual base management fee equal to 1.25% of the partnership’s and our company’s combined market value plus net recourse debt. Our company is allocated a portion of the management fee based on proportionate weighted average shares outstanding during the period.
Three-month periods ended March 31, 2023 and 2022
For the three-month period ended March 31, 2023, the base management fee under the Master Services Agreement was $15 million, a decrease of $3 million compared to the same period during the prior year mainly driven by the decrease in combined market value of the partnership and our company. Our company also incurred $1 million in other general and administrative expenses during the quarter, largely in line with prior year.
RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
We focus on FFO to measure operating performance, along with IFRS measures such as net income. In addition, we also assess AFFO, Adjusted EBITDA and Adjusted Net Income. These non-IFRS measures are presented for our utilities operations both before and after the allocation of corporate, general and administrative expenses. Providing underlying performance for our utilities operations prior to allocated corporate expenses assists the comparability of our performance relative to other public utilities companies.
Adjusted EBITDA, FFO, AFFO and Adjusted Net Income are presented based on our company’s share of results in operations accounted for using the consolidation and the equity method whereby we either control or exercise significant influence over the investment. Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. The presentation of the assets and liabilities and revenues and expenses do not represent our legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our company’s legal claims or exposures to such items.

Q1 2023 Interim Report 27

We provide financial results attributable to our company because we believe it assists investors and analysts in estimating our overall performance and understanding our company’s share of results from its underlying investments which have varying economic ownership interests and financial statement presentations when determined in accordance with IFRS. We believe our presentation, when read in conjunction with our company’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing and capital is being managed. The presentation of Adjusted EBITDA, FFO, AFFO and Adjusted Net Income has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses;
•Other companies may calculate proportionate results differently than we do and as a result, these measures may not be comparable to similar measures presented by other issuers.
Because of these limitations, our financial information presented based on our company’s share in the underlying operations should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Net income is the most directly comparable IFRS measure to FFO, AFFO, Adjusted EBITDA and Adjusted Net Income. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our company.
FFO has limitations as an analytical tool:
•FFO does not include certain non-recurring charges such as breakage and transaction costs or non-cash valuation gains and losses;
•FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;
•FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;
•FFO does not include the impact of mark-to-market gains or losses; and
•FFO does not include other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, and is different than the definition of Funds from Operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our company’s distribution policy.
We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our company on the basis of cash return on invested capital by removing the effect of non-cash and other items.
We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will be sustained over time, provided we make all necessary maintenance expenditures. Specifically, in our financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation expense is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back the impact of mark-to-market gains or losses which indicate a point-in-time approximation of value on items we consider long-term. We also add back other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. Finally, we add back dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as interest expense on loans payable to the partnership as these items represent the partnership’s investment in our company.
28 Brookfield Infrastructure Corporation

We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of the asset base. In order to assess the long-term, sustainable operating performance of our company, we observe that in addition to FFO, investors use AFFO by taking into account the impact of maintenance capital expenditures. AFFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. AFFO is therefore unlikely to be comparable to similar measures presented by other issuers and has limitations as an analytical tool.
In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. Adjusted EBITDA provides a supplemental understanding of the performance of our company and enhanced comparability across periods and relative to our peers. In addition to the adjustments to FFO, Adjusted EBITDA excludes the impact of interest expense and current income taxes to remove the effect of the current capital structure and tax profile in assessing the operating performance of our company. Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers and has limitations as an analytical tool.
We also focus on Adjusted Net Income, previously referred to as Adjusted Earnings, which we define as net income excluding the impact of dividends paid and remeasurement gains/losses on the exchangeable shares of our company, and interest and foreign currency translation adjustments on intercompany loans with the partnership. Our company’s exchangeable and class B shares are classified as liabilities due to their exchangeable and cash redemption features and are remeasured to reflect changes in the contractual cash flows associated with the shares based on the NYSE closing price of one unit. We exclude the remeasurement gains or losses as these items are not reflective of the ongoing performance of our underlying operations. Dividends paid on the exchangeable shares of our company, which are presented as interest expense under IFRS, are excluded from Adjusted Net Income as they represent distributions of our company’s earnings to shareholders. Intercompany loans with the partnership represent the partnership’s investment in our company and therefore associated interest and foreign currency translation adjustments are excluded. Adjusted Net Income is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Adjusted Net Income is therefore unlikely to be comparable to similar measures presented by other issuers and has limitations as an analytical tool. Aside from the change in naming convention from Adjusted Earnings to Adjusted Net Income to appropriately differentiate this non-IFRS measure from “Adjusted Earnings” as disclosed in the partnership’s supplemental information, there have been no changes to the definition, calculation or use of this non-IFRS measure.
When viewed with our IFRS results, we believe that Adjusted Net Income provides a supplemental understanding of the performance of our underlying operations and also gives users enhanced comparability of our ongoing performance relative to peers in certain jurisdictions and across periods.
Q1 2023 Interim Report 29

A reconciliation of the most closely-related IFRS measure, net income, to FFO and AFFO is as follows:

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Net loss	$(195)	$(216)
Add back or deduct the following:
Depreciation and amortization	55	54
Share of (earnings) losses from investments in associates(1)	(1)	6
FFO contribution from investments in associates(1)	15	5
Deferred income tax expense	—	29
Mark-to-market and foreign currency revaluation	—	(101)
Other expenses(2)	4	13
Remeasurement of exchangeable and class B shares	307	397
Dividends classified as interest expense and interest expense on intercompany loans	42	40
FFO attributable to non-controlling interests(3)	(116)	(125)
FFO	111	102
Maintenance capital expenditures	(7)	(6)
AFFO	$104	$96
1.FFO contribution from investments in associates correspond to the FFO attributable to our company that are generated by its investments in associates accounted for using the equity method. With consideration of share of (earnings) losses from investments in associates, these adjustments have the combined effect of excluding the impact of balances included in our definition of FFO recorded within our investments in associates.
2.Other expenses correspond to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. Other income and expenses excluded from FFO primarily include fair value remeasurement gains/losses and accretion expense on deferred consideration.
3.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our company is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our company.

All reconciling amounts from net income to FFO presented above are taken directly from the interim financial statements, and in the case of “Contribution from investments in associates” and “Attributable to non-controlling interests”, our company’s share of FFO relating thereto are derived using the accounting policies consistent with those applied in our company’s interim financial statements; FFO for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating our company’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
For the three-month period ended March 31, 2023, the differences between net income and FFO are predominantly due to depreciation and amortization expense, remeasurement gains and losses on our exchangeable and class B shares, and FFO attributable to non-controlling interests. Depreciation and amortization expense has remained relatively consistent with the prior year as incremental depreciation on capital expenditures made over the last year and higher asset values as a result of our revaluation process was partially offset by the impact of foreign exchange. Remeasurement losses were due to revaluation of the exchangeable shares and class B shares classified as liabilities, based on the NYSE price of one unit, to reflect the change in contractual cash flow associated with the shares. FFO attributable to non-controlling interests decreased relative to the prior year as the benefits of organic growth were offset by higher financing costs at our Brazilian regulated gas transmission business.
The difference between net income and AFFO is due to the aforementioned items in addition to maintenance capital expenditures of $7 million for the three-month period ended March 31, 2023 (2022: $6 million).
30 Brookfield Infrastructure Corporation

The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure. Adjusted EBITDA is presented based on our proportionate share of results in operations accounted for using the consolidation methods.

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Net loss	$(195)	$(216)
Add back or deduct the following:
Depreciation and amortization	55	54
Interest expense	153	102
Share of (earnings) losses from investments in associates(1)	(1)	6
Adjusted EBITDA contribution from investments in associates(1)	20	8
Income tax expense	80	119
Mark-to-market and foreign currency revaluation	—	(101)
Other income(2)	(10)	—
Remeasurement of exchangeable and class B shares	307	397
Adjusted EBITDA attributable to non-controlling interests(3)	(228)	(213)
Adjusted EBITDA	$181	$156
1.Adjusted EBITDA contributions from investments in associates correspond to the adjusted EBITDA attributable to our company that are generated by its investments in associates accounted for using the equity method. Along with the removal or add back of share of (earnings) losses from investments in associates, these adjustments have the combined effect of excluding the impact of balances included in our definition of Adjusted EBITDA recorded within our investments in associates.
2.Other income corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. Other income and expenses excluded from Adjusted EBITDA primarily include interest income earned on cash placed on deposit, fair value remeasurement gains/losses and accretion expense on deferred consideration.
3.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interests, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.
All reconciling amounts presented above are taken directly from the interim financial statements, and in the case of “Contribution from investments in associates” and “Attributable to non-controlling interests”, our company’s share of Adjusted EBITDA relating thereto are derived using the accounting policies consistent with those applied in our company’s interim financial statements. Adjusted EBITDA for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating our company’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associated and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
For the three-month period ended March 31, 2023, the differences between net income and Adjusted EBITDA are predominantly due to interest expense, income tax expense, remeasurement gains and losses, and Adjusted EBITDA attributable to non-controlling interests. Interest expense increased for the three-month period ended March 31, 2023 primarily due to incremental charges associated with debt issued to fund the deferred consideration paid in April 2022, and higher interest rates on our variable rate non-recourse borrowings in Brazil. Income tax expense decreased primarily due to the reversal of timing differences at our Brazilian regulated gas transmission business. Remeasurement losses were due to revaluation of the exchangeable shares and class B shares classified as liabilities, based on the NYSE price of one unit, to reflect the change in contractual cash flow associated with the shares. Adjusted EBITDA attributable to non-controlling interests increased for the three-month period ended March 31, 2023 as a result of organic growth.
Q1 2023 Interim Report 31

The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted Net Income, a non-IFRS measure:

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Net loss	$(195)	$(216)
Add back or deduct the following:
Dividends paid on our exchangeable shares presented as interest expense	42	40
Interest expense and foreign currency translation adjustments on intercompany loans with the partnership	(1)	(4)
Remeasurement and other non-cash (gains) losses on exchangeable and class B shares	307	397
Consolidated Adjusted Net Income	153	217
Adjusted Net Income attributable to non-controlling interests(1)	(106)	(157)
Adjusted Net Income	$47	$60
1.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted Net Income attributable to non-controlling interests, our company is able to remove the portion of Adjusted Net Income earned at non-wholly owned subsidiaries that are not attributable to our company.
All reconciling amounts presented above are taken directly from the interim financial statements, and in the case of “Attributable to non-controlling interests”, our company’s share of Adjusted Net Income relating thereto are derived using the accounting policies consistent with those applied in our company’s interim financial statements. Adjusted Net Income for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating the corresponding elimination of non-controlling interests in accordance with IFRS 10, Consolidated Financial Statements.
For the three-month period ended March 31, 2023, the difference between net income and Adjusted Net Income is predominantly due to remeasurement gains and losses, dividends paid on our exchangeable shares presented as interest expense and Adjusted Net Income attributable to non-controlling interests. Remeasurement losses were due to revaluation of the exchangeable shares and class B shares classified as liabilities, based on the NYSE price of one unit, to reflect the change in contractual cash flow associated with the shares. For the three-month period ended March 31, 2023, dividends on our exchangeable shares increased primarily due a 6% increase in our company’s quarterly dividend. Adjusted Net Income attributable to non-controlling interest for the three-month period ended March 31, 2023 decreased compared to the same period in the prior year which benefited from a foreign exchange gain on the translation of our U.S. denominated deferred consideration to functional currency at our Brazilian regulated gas transmission business.

32 Brookfield Infrastructure Corporation

The following tables reconcile net income, an IFRS measure, on a disaggregated basis between our utilities operations and our corporate, general and administrative costs, to FFO and AFFO, non-IFRS measures:

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
US$ MILLIONS	Utilities	Corporate	Total
Net income (loss)	$171	$(366)	$(195)
Add back or deduct the following:
Depreciation and amortization	55	—	55
Share of earnings from investments in associates(1)	(1)	—	(1)
FFO contribution from investments in associates(1)	15	—	15
Deferred income tax (recovery) expense	(1)	1	—
Other expenses(2)	4	—	4
Remeasurement of exchangeable class B shares	—	307	307
Dividends classified as interest expense and interest expense on intercompany loans	—	42	42
FFO attributable to non-controlling interests(3)	(116)	—	(116)
FFO	127	(16)	111
Maintenance capital expenditures	(7)	—	(7)
AFFO	$120	$(16)	$104
1.FFO contribution from investments in associates correspond to the FFO attributable to our company that are generated by its investments in associates accounted for using the equity method. With consideration of share of earnings from investments in associates, these adjustments have the combined effect of excluding the impact of balances included in our definition of FFO recorded within our investments in associates.
2.Other expenses correspond to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. Other income and expenses excluded from FFO primarily include fair value remeasurement gains/losses.
3.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our company is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our company.

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
US$ MILLIONS	Utilities	Corporate	Total
Net income (loss)	$234	$(450)	$(216)
Add back or deduct the following:
Depreciation and amortization	54	—	54
Share of losses from investments in associates(1)	6	—	6
FFO contribution from investments in associates(1)	5	—	5
Deferred income tax expense	29	—	29
Mark-to-market and foreign currency revaluation	(94)	(7)	(101)
Other expenses(2)	13	—	13
Remeasurement of exchangeable class B shares	—	397	397
Dividends classified as interest expense and interest expense on intercompany loans	—	40	40
FFO attributable to non-controlling interests(3)	(125)	—	(125)
FFO	122	(20)	102
Maintenance capital expenditures	(6)	—	(6)
AFFO	$116	$(20)	$96
1.FFO contribution from investments in associates correspond to the FFO attributable to our company that are generated by its investments in associates accounted for using the equity method. With consideration of share of losses from investments in associates, these adjustments have the combined effect of excluding the impact of balances included in our definition of FFO recorded within our investments in associates.
2.Other expenses correspond to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. Other income and expenses excluded from FFO primarily include fair value remeasurement gains/losses and accretion expense on deferred consideration.
3.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our company is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our company.

Q1 2023 Interim Report 33

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
US$ MILLIONS	Utilities	Corporate	Total
Net income (loss)	$171	$(366)	$(195)
Add back or deduct the following:
Depreciation and amortization	55	—	55
Interest expense	111	42	153
Share of earnings from investments in associates(1)	(1)	—	(1)
Adjusted EBITDA contribution from investments in associates(1)	20	—	20
Income tax expense	79	1	80
Other income(2)	(10)	—	(10)
Remeasurement of exchangeable and class B shares	—	307	307
Adjusted EBITDA attributable to non-controlling interests(3)	(228)	—	(228)
Adjusted EBITDA	$197	$(16)	$181
1.Adjusted EBITDA contributions from investments in associates correspond to the adjusted EBITDA attributable to our company that are generated by its investments in associates accounted for using the equity method. Along with the removal or add back of share of earnings from investments in associates, these adjustments have the combined effect of excluding the impact of balances included in our definition of Adjusted EBITDA recorded within our investments in associates.
2.Other income corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. Other income and expenses excluded from Adjusted EBITDA primarily include interest income earned on cash placed on deposit and fair value remeasurement gains/losses.
3.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interests, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
US$ MILLIONS	Utilities	Corporate	Total
Net income (loss)	$234	$(450)	$(216)
Add back or deduct the following:
Depreciation and amortization	54	—	54
Interest expense	62	40	102
Share of losses from investments in associates(1)	6	—	6
Adjusted EBITDA contribution from investments in associates(1)	8	—	8
Income tax expense	119	—	119
Mark-to-market and foreign currency revaluation	(94)	(7)	(101)
Remeasurement of exchangeable and class B shares	—	397	397
Adjusted EBITDA attributable to non-controlling interests(2)	(213)	—	(213)
Adjusted EBITDA	$176	$(20)	$156
1.Adjusted EBITDA contributions from investments in associates correspond to the adjusted EBITDA attributable to our company that are generated by its investments in associates accounted for using the equity method. Along with the removal or add back of share of losses from investments in associates, these adjustments have the combined effect of excluding the impact of balances included in our definition of Adjusted EBITDA recorded within our investments in associates.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interests, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

34 Brookfield Infrastructure Corporation

LIQUIDITY AND CAPITAL RESOURCES
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distributions to shareholders. Our principal sources of liquidity are cash flows from our operations, capital recycling, access to public and private capital markets, access to the partnership’s undrawn credit facility and equity commitment and group wide liquidity. We structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our company. However, no significant limitations existed at March 31, 2023 and 2022.
As of March 31, 2023, we believe that our company’s liquidity is sufficient to meet its present requirements. Our company’s liquidity consisted of the following:

	As of
US$ MILLIONS	March 31, 2023	December 31, 2022
Cash	$84	$139
Credit facilities	194	172
Company liquidity	$278	$311
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of infrastructure investments by virtue of the exchange feature of our company’s exchangeable shares. As at March 31, 2023, our group’s total liquidity was $4,200 million (December 31, 2022: $5,087 million).
We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either our company or our other operations.
On a consolidated basis as of March 31, 2023, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2023	2024	2025	2026	2027	Beyond	Total
Non-recourse borrowing	7	$331	$487	$442	$428	$372	$2,923	$4,983

As of March 31, 2023, our company’s share of scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2023	2024	2025	2026	2027	Beyond	Total
Utilities	7	$268	$479	$277	$261	$220	$1,942	$3,447
Total non-recourse borrowings(1)	7	$268	$479	$277	$261	$220	$1,942	$3,447
Company’s share of cash retained in businesses
Utilities								$84
Total company’s share of cash retained								$84
Net debt
Utilities								$3,363
Total net debt								$3,363
Percentage of total non-recourse borrowings		8%	14%	8%	8%	6%	56%	100%
1.Represents non-recourse debt to our company as the holders have recourse only to the underlying operations.

Q1 2023 Interim Report 35

We define “debt attributable to our company”, which is a non-IFRS measure, as our company’s share of borrowing obligations relating to our investments in various portfolio businesses. We define “net debt”, which is a non-IFRS measure, as debt attributable to our company, net of our company’s share of cash and cash equivalents. Our company’s share of cash and cash equivalents is calculated as cash and cash equivalents as reported under IFRS less the amounts attributable to non-controlling interests.
Debt attributable to our company and net debt are not, and are not intended to be, presented in accordance with IFRS. We believe our presentation, when read in conjunction with our company’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how our operations are performing and capital is being managed. The presentation of debt attributable to our company and net debt has limitations as an analytical tool, including the following:
•Debt attributable to our company and net debt amounts do not represent our consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, our company may determine, in our discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of our portfolio investments and aggregate debt attributable to our company for all of our portfolio investments; and
•Other companies may calculate debt attributable to the company and net debt differently than we do and as a result, these measures may not be comparable to similar measures presented by other issuers.
Debt attributable to our company and net debt are presented to assist investors in understanding the capital structure of our underlying investments that are consolidated in our financial statements, but are not wholly-owned. When used in conjunction with Adjusted EBITDA, both measures are expected to provide useful information as to how our company has financed its businesses at the asset-level and provide a view into our return on capital that we invest at a given degree of leverage. The only differences between consolidated debt presented under IFRS and debt attributable to our company are the adjustments to remove the share of debt of consolidated investments not attributable to our company and the impact of deferred financing costs. Management utilizes debt attributable to our company in understanding the capital structure of our underlying investments that are consolidated in our financial statements, but are not wholly-owned.
Debt attributable to our company can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	March 31, 2023	December 31, 2022
Consolidated debt	$4,965	$4,577
Add: company’s share of debt of investments in associates	560	562
Less: borrowings attributable to non-controlling interest	(2,096)	(2,047)
Deferred financing costs	18	18
Debt attributable to our company	$3,447	$3,110
As discussed in the notes to our interim financial statements for the three-month period ended March 31, 2023, our company entered into two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies by our company. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
36 Brookfield Infrastructure Corporation

Most of the foreign exchange exposure of our group is hedged directly by the partnership and therefore, as of March 31, 2023, our company has $nil (December 31, 2022: $nil) corporate foreign exchange contracts in place to hedge against foreign currency risk.
The following table presents our exposure to foreign currencies as of March 31, 2023:

US$ MILLIONS	Equity Investment - US$
GBP	$1,576
BRL	573
AUD	405
$2,554
For additional information, see Note 3, Fair Value of Financial Instruments in our unaudited interim condensed and consolidated financial statements.
CAPITAL REINVESTMENT
From a treasury management perspective, our company manages its cash reserves with a view to minimizing foreign exchange and administrative costs, as well as enhancing our ability to secure asset level debt financing. While capital is primarily raised at the corporate level to fund the equity component of organic growth capital expenditures, actual funding of projects may be executed by injecting cash into subsidiaries or utilizing operating cash flow generated and retained by our company. Importantly, the physical movement of cash has no relevance on our company’s ability to fund capital expenditures or make distributions.
CAPITAL EXPENDITURES
Due to the capital-intensive nature of the asset base of our company, ongoing capital investment is required for additions and enhancements, life-cycle maintenance and repair of plant and equipment related to our operations. Our company reviews all capital expenditures and classifies them in one of the two following categories:
i)Growth capital expenditures: capital outlays underpinned by incremental revenues that will enhance our company’s returns. These projects are eligible for inclusion in the rate base of our utilities businesses;
ii)Maintenance capital expenditures: required capital outlays to maintain the current operating state and reliability of the system while ensuring regulatory and safety requirements are upheld
We manage separate review and approval processes for each of the two categories of capital expenditures. Growth capital expenditures are underwritten in isolation and must meet our company’s target after-tax equity return threshold of 12-15%. Projects that meet these return targets are presented to the Capital Expenditure Committee which comprises senior personnel of the General Partner of the partnership. The committee reviews proposed project plans considering the target returns and funding plans, in addition to analyzing the various execution risks associated with these projects. Once a project receives approval from the Capital Expenditure Committee, it is generally added to the backlog.
Maintenance capital expenditures follow a different, though equally robust process, as failure to make necessary investment to maintain our operations could impair the ability of our company to serve our customer base or continue existing operations. Firstly, the operations teams involved with a particular business performs a detailed review of all planned and proposed maintenance capital expenditures during the annual budgeting process. These plans are reviewed in the context of the businesses’ maintenance capital approach that is agreed upon with the business at the time of acquisition and take into account drivers of performance that include public and worker health and safety, environmental and regulatory compliance, system reliability and integrity. Maintenance capital projects that receive approval at the asset level are then presented to our company’s corporate asset management teams that are responsible for overseeing our company’s operations, and have ample experience in managing utilities assets. Through an iterative process with the companies’ senior operating executives, the plan is refined through a comprehensive review including prioritization of non-discretionary projects and comparisons to industry benchmarks. Once agreed, maintenance capital expenditure plans are approved and form part of the annual and five-year business plans that are presented to the partnership’s senior executive team. Once approved, these maintenance plans are executed in the following year and performance relative to these plans is closely monitored by both the operations and asset management teams.
Q1 2023 Interim Report 37

In addition to the various levels of internal reviews, our company will engage a reputable, globally recognized engineering services firm annually to perform an independent review of its overall approach to maintenance capital expenditures and detailed capital program. Each year the engineering services firm will review a portion of the portfolio, covering all assets on a three-year rotating basis. For each asset under review in a given year, the engineering services firm will review the historical and forecasted spend against industry standards, regulatory requirements or other benchmarking data, and determine the reasonableness of the maintenance capex program based on the nature of the business and the age and condition of the assets. We have also engaged an accounting firm to review the findings of the report provided by the engineering services firm and to assess the control activities related to our process for compiling the annual sustaining maintenance capital expenditure ranges. The results from the engagements confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standard for assets of a similar nature.
REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows:

	For the three-month period ended March 31
US$ MILLIONS	2023	2022
Cash (used by) from operating activities	$(10)	$123
Cash used by investing activities	(129)	(639)
Cash (used by) from financing activities	(4)	1,125
Three-month period ended March 31, 2023 and 2022
Cash used by operating activities
Cash used by operating activities totaled $10 million during the three-month period ended March 31, 2023, compared to $123 million of cash generated from operating activities in the prior year. Current year operating cash flows benefited from inflation-indexation and capital commissioned into rate base. These benefits were more than offset by an increase in interest paid on non-recourse borrowings due to higher variable rates and an increase in taxes paid.
Cash used by investing activities
Cash used by investing activities was $129 million during the three-month period ended March 31, 2023, comprised primarily of investments in long-lived assets, compared to $639 million during the same period in the prior year which included our acquisition of an 8% interest in our Australian regulated utility and investments in financial assets.
Cash used by financing activities
Cash used by financing activities was $4 million during the three-month period ended March 31, 2023, compared to cash from financing activities of $1,125 million during the same period in the prior year. Net borrowings in the current period were more than offset by distributions to non-controlling interest. The prior year included incremental debt issued at our Brazilian regulated gas transmission business to fund the deferred consideration paid in April 2022 as well as a drawdown on our deposit with Brookfield Infrastructure to fund the acquisition of our 8% interest in an Australian regulated utility.
38 Brookfield Infrastructure Corporation

SHARE CAPITAL
Our company’s equity interests include exchangeable shares held by the public shareholders and the class B and class C shares held by the partnership. Dividends on each of our exchangeable shares are expected to be declared and paid at the same time and in the same amount per share as distributions on each unit. Ownership of class C shares will entitle holders to receive dividends as and when declared by our board.
Our company’s capital structure is comprised of the following shares:

	As of
UNITS	March 31, 2023	December 31, 2022
Exchangeable shares	110,604,400	110,567,671
Class B shares	2	2
Class C shares	2,103,677	2,103,677
Our company’s share capital is comprised of exchangeable shares, class B shares and class C shares. In August 2021, the partnership acquired a controlling interest in IPL for consideration comprised of cash, exchangeable shares and class B exchangeable limited partnership units (“BIPC exchangeable LP units”) of Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”). BIPC Exchange LP is a subsidiary of the partnership and holders of BIPC exchangeable LP units have the right to require the partnership to purchase BIPC exchangeable LP units and deliver one exchangeable share for each BIPC exchangeable LP unit purchased. During the three-month period ended March 31, 2023, our company issued 40,376 exchangeable shares in connection with exchange requests from BIPC Exchange LP unitholders.
Exchangeable shares are exchangeable at the option of the holder at any time at a price equal to the market price of a unit. Our company has the option to satisfy the exchange either by delivering a unit or the cash equivalent of a unit. Our company intends to settle any exchange requests with units. During the three-month period ended March 31, 2023, our shareholders exchanged 3,647 exchangeable shares for an equal number of partnership units. Class B shares and class C shares are redeemable for cash in an amount equal to the market price of a unit. There have been no redemptions of class B shares or class C shares to date. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B share and class C shares are classified as financial liabilities. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.
On June 10, 2022, our group completed a three-for-two split of partnership units, BIPC Exchangeable LP Units, BIP Exchange LP units, exchangeable shares, class B shares and class C shares, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. All historical units/shares and per unit/share disclosures have been adjusted to effect for the change in units/shares due to the splits.
During the three-month period ended March 31, 2023, our company declared and paid dividends on our exchangeable shares at a rate of $0.3825 per share resulting in total dividends paid of $42 million. Dividends paid on our exchangeable shares are presented as interest expense in our interim financial statements. No dividends were declared on our class B shares or class C shares during the three-month period ended March 31, 2023.

Q1 2023 Interim Report 39

PRICE RANGE AND TRADING VOLUME OF LISTED UNITS
The units are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “BIP.UN”. The following table sets forth the price ranges (after accounting for the effect of special distribution) and trading volumes of the units as reported by the TSX for the periods indicated, in Canadian dollars:

	Units
	High (C$)	Low (C$)	Volume
2023
January 1, 2023 - March 31, 2023	48.12	42.91	24,027,799

2022
January 1, 2022 - March 31, 2022	55.19	49.53	27,841,548
April 1, 2022 - June 30, 2022	56.64	47.19	24,889,646
July 1, 2022 - September 30, 2022	56.13	48.21	20,945,927
October 1, 2022 - December 31, 2022	50.93	41.18	42,143,333

2021
January 1, 2021 - March 31, 2021	46.31	41.43	30,344,436
April 1, 2021 - June 30, 2021	46.21	42.57	21,809,721
July 1, 2021 - September 30, 2021	48.99	44.84	18,404,493
October 1, 2021 - December 31, 2021	51.33	46.55	23,229,838

2020
January 1, 2020 - March 31, 2020	45.04	23.54	59,378,507
April 1, 2020 - June 30, 2020	39.71	32.71	46,626,963
July 1, 2020 - September 30, 2020	42.63	35.83	30,962,434
October 1, 2020 - December 31, 2020	45.77	37.97	34,110,643

2019
January 1, 2019 - March 31, 2019	33.70	28.73	43,691,319
April 1, 2019 - June 30, 2019	34.61	33.16	33,753,675
July 1, 2019 - September 30, 2019	39.61	34.00	33,568,488
October 1, 2019 - December 31, 2019	42.35	38.20	29,859,589
40 Brookfield Infrastructure Corporation

The units are listed and posted for trading on the NYSE under the symbol “BIP”. The following table sets forth the price ranges and trading volumes of the units as reported by the NYSE for the periods indicated, in U.S. dollars:

	Units
	High ($)	Low ($)	Volume
2023
January 1, 2023 - March 31, 2023	36.03	31.32	23,218,111

2022
January 1, 2022 - March 31, 2022	44.15	38.83	28,118,859
April 1, 2022 - June 30, 2022	45.33	36.45	22,001,642
July 1, 2022 - September 30, 2022	43.27	35.70	22,244,550
October 1, 2022 - December 31, 2022	37.95	30.23	31,628,277

2021
January 1, 2021 - March 31, 2021	36.19	32.68	30,614,490
April 1, 2021 - June 30, 2021	37.17	35.11	21,117,951
July 1, 2021 - September 30, 2021	38.65	35.93	21,350,172
October 1, 2021 - December 31, 2021	40.72	37.25	29,160,108

2020
January 1, 2020 - March 31, 2020	33.71	16.24	48,897,897
April 1, 2020 - June 30, 2020	29.73	22.93	49,977,920
July 1, 2020 - September 30, 2020	32.14	26.39	25,084,398
October 1, 2020 - December 31, 2020	35.06	28.55	25,134,360

2019
January 1, 2019 - March 31, 2019	25.09	20.95	29,599,968
April 1, 2019 - June 30, 2019	25.73	24.62	22,954,033
July 1, 2019 - September 30, 2019	29.72	25.87	34,083,005
October 1, 2019 - December 31, 2019	31.57	28.66	24,620,067
Q1 2023 Interim Report 41

TREND INFORMATION
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. In particular, we focus on consortiums and partnerships where Brookfield has sufficient influence or control to deploy our operations oriented approach and Brookfield has a strong track record of leading such transactions, which provides the opportunity to expand cash flows through acquisitions. Our beliefs as to the opportunities for our company to increase cash flows through acquisitions and organic growth are based on assumptions about our company and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in our cash flows, or capital deployed for acquisitions or organic growth. See “Cautionary Statement Regarding Forward-Looking Statements”.
We believe our global scale and best-in-class operating groups provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.
Capital recycling has been a critical component of our full-cycle investment strategy and is important to our company for the following reasons:
•Key value creation lever - most infrastructure assets reach a maturity point, where the pace of capital appreciation or same-store growth levels out. Capital appreciation is maximized in periods where there are operational improvements, increased capacity utilization and capital expansion. Absent these factors, we would generally consider these assets to have mature income streams. At this point we will look to sell them at attractive returns and redeploy the proceeds into new income streams that will earn our 12-15% target returns.
•Alternative source of capital - we sometimes issue equity to fund growth, however capital markets are not always available and thus capital recycling becomes an important alternative source of funding. We believe that capital recycling allows us to be more strategic and focus on selling bond-like businesses at a very low discount rate, while potentially increasing returns to shareholders by avoiding dilution on our high-growth businesses.
•Institutes capital discipline - to us, it is imperative that businesses are sold to maximize proceeds, not when cash is needed as selling under duress almost never optimizes value. While our approach may result in periods where we have substantial liquidity that results in a short-term drag on results, as long-term investors, we believe it is the best way to create value over the long run.
We are operating in a global economy that is experiencing strong growth and there is an exceptional need for capital to fund investment projects. We are utilizing our competitive strength of size, global footprint, operating capabilities and access to capital to execute on accretive projects. We believe there are opportunities to buy for value in both developed and emerging economies.
RELATED PARTY TRANSACTIONS
In the normal course of operations, our company entered into the transactions below with related parties. The ultimate parent of our company is Brookfield. Other related parties of our company represent Brookfield’s subsidiary and operating entities.
Since inception, the partnership has had a management agreement, the Master Services Agreement, with the Service Providers which are subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, our group pays a base management fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the combined market value of the partnership and our company. Our company reimburses the partnership for our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of the partnership is equal to the aggregate value of all the outstanding units (assuming full conversion of Brookfield’s Redeemable Partnership Units in Holdings LP into units), preferred units and securities of the other Service Recipients (including the exchangeable shares and the exchangeable units of Brookfield Infrastructure Partners Exchange LP and Brookfield Infrastructure Corporation Exchange LP) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The amount attributable to our company is based on weighted average units and shares outstanding.
The base management fee attributable to our company was $15 million for the three-month period ended March 31, 2023 (2022: $18 million) and has been recorded as part of general and administrative expenses in the interim financial statements.
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the three-month period ended March 31, 2023, revenues of less than $1 million were generated (2022: less than $1 million) and $nil expenses were incurred (2022: $nil).

42 Brookfield Infrastructure Corporation

Our company is party to two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.

The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of LIBOR, base rate, CDOR, or prime rate loans. Both operating facilities bear interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at market interest rate. As of March 31, 2023, $nil (December 31, 2022: $nil) was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.
Brookfield Infrastructure provided our company an equity commitment in the amount of $1 billion. The equity commitment may be called by our company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which our exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be reduced permanently by the amount so called. As at March 31, 2023, $nil (December 31, 2022: $nil) was called on the equity commitment.
BIPC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) the senior preferred shares of BIP Investment Corporation (“BIPIC”), as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
As at March 31, 2023, the balance outstanding on our deposit with Brookfield Infrastructure was $511 million (December 31, 2022: $566 million). The balance decreased from December 31, 2022 due to net repayments from Brookfield Infrastructure. As at March 31, 2023, the demand deposit payable to Brookfield Infrastructure was $26 million (December 31, 2022: $26 million). The deposit arrangements accrue interest at 0.2% per annum. Interest on each deposit during the three-month period ended March 31, 2023 was less than $1 million (2022: less than $1 million). In addition, on March 28, 2023, our company entered into a loan agreement (as lender) with Brookfield Infrastructure for $250 million. The loan is presented as amounts due from Brookfield Infrastructure on the unaudited interim and condensed consolidated statements of financial position and accrues interest at SOFR plus 200 basis points per annum with a maturity date of March 27, 2024. Interest accrued during the three-month period ended March 31, 2023 was less than $1 million.
On March 28, 2023, a subsidiary of our company entered into a loan agreement with an affiliate of Brookfield for total proceeds of $250 million. This loan is non-recourse to our company and is presented as non-recourse borrowings on the unaudited interim and condensed consolidated statements of financial position and accrues interest at SOFR plus 200 basis points per annum with a maturity date of March 27, 2024. Interest accrued during the three-month period ended March 31, 2023 was less than $1 million.
As at March 31, 2023, our company had accounts payable of $8 million (December 31, 2022: $6 million) to subsidiaries of Brookfield Infrastructure and accounts receivable of $nil (December 31, 2022: $10 million) from subsidiaries of Brookfield Infrastructure.
On September 23, 2022, our company sold a financial asset to the partnership for fair market value consideration of $66 million. Our company recognized a loss on disposal of $2 million in the consolidated statement of operating results for the year ended December 31, 2022.
Q1 2023 Interim Report 43

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
BIPC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) the senior preferred shares of BIP Investment Corporation (“BIPIC”), as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below outlines our company’s contractual obligations as at March 31, 2023:

	Payments due by period
US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$416	$9	$1	$—	$—	$426
Non-recourse borrowings	580	238	442	800	2,923	4,983
Financial liabilities	60	—	—	—	—	60
Loans payable to Brookfield Infrastructure	26	—	—	—	—	26
Exchangeable and class B shares	3,735	—	—	—	—	3,735
Interest expense:
Non-recourse borrowings	344	327	316	588	855	2,430
In addition, pursuant to the Master Services Agreement, on a quarterly basis, the partnership pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% (1.25% annually) of the combined market value of the partnership and our company. For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the aggregate value of all the outstanding units, plus all outstanding third party debt with recourse to a recipient of services under the Master Services Agreement, less all cash held by such entities. The Base Management Fee allocated to our company is estimated to be approximately $60 million per year based on the expense attributable to our company for the three-month period ended March 31, 2023.
An integral part of our group’s strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit our group’s profile. In the normal course of business, our group will make commitments to Brookfield-sponsored infrastructure funds to participate in these target acquisitions in the future, if and when identified.

44 Brookfield Infrastructure Corporation

Critical Accounting Estimates
The preparation of financial statements requires management to make significant judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Significant judgments and estimates made by management and utilized in the normal course of preparing our company’s interim financial statements, which we consider to be critical, are outlined below.
i)Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. Our company’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31. Our company determined fair value under the income method with due consideration to significant inputs such as the discount rate, terminal value multiple and overall investment horizon.
CONTROLS AND PROCEDURES
No changes were made in our internal control over financial reporting during the three-month period ended March 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Q1 2023 Interim Report 45

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking information and forward-looking statements within the meaning of applicable securities laws, including the United States Securities Litigation Reform Act of 1995. We may make such statements in this report, in other filings with securities regulators in Canada and the United States and in other public communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavor”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this MD&A include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per share and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions, our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that we operate or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of dividend levels, dividend growth and payout ratios, operating results and margins for our company and each operation, future prospects for the markets for our products, our plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for our company, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on our company resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, likely sources of future opportunities in the markets in which we operate, financing plans for our operating businesses, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that our company’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by the forward-looking statements contained herein include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products or services, the ability to achieve growth within our businesses, our ability to achieve the milestones necessary to deliver the targeted returns, which is uncertain, some of which depends on access to capital and continuing favorable commodity prices, the impact of market conditions on our businesses, including as a result of the COVID-19 outbreak, the fact that success of our company is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for our company, the ability to effectively complete new acquisitions in the competitive infrastructure space (including potential acquisitions that remain subject to the satisfaction of conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the businesses and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business, regulatory decisions affecting our regulated businesses, our ability to secure favorable contracts, weather events affecting our business, traffic volumes on our toll road businesses, pandemics or epidemics, and other risks and factors described in the documents filed by us with the securities regulators in Canada and the United States, including under “Risk Factors” in our most recent Annual Report on form 20-F and other risks and factors that are described therein. In addition, our future results may be impacted by risks associated with COVID-19, and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations on our investments and infrastructure assets, and cause us to be unable to achieve our expected returns.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, our company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
46 Brookfield Infrastructure Corporation